Exhibit 99.1

Entrée Gold Provides Update on Joint Venture Licences in Mongolia

Vancouver, B.C., October 1, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") today confirmed that the Company has been advised that the temporary transfer restriction on joint venture mining licences MV-15225A and MV-15226A will be lifted. The Company has also been notified that the reserves for the joint venture deposits as approved through Order No. 167 in July 2009 will now stand as originally presented.

Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, Oyu Tolgoi LLC (“OT LLC”), Erdenes Oyu Tolgoi LLC, and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013.  The discussions to date have focussed on issues arising from Entrée’s exclusion from the 2009 Oyu Tolgoi Investment Agreement.  Meetings to discuss possible ways of addressing all parties’ concerns in a mutually satisfactory manner have been positive and constructive.

While Entrée has acknowledged that the transfer of the joint venture mining licences to OTLLC, as currently contemplated by the Entrée-OT LLC joint venture, is important as these licences form an integral part of the future underground operations at Oyu Tolgoi, no final agreements have been reached and further discussions with all stakeholders are required. The final outcome must be acceptable to Entrée, provide Entrée with appropriate consideration and be in the best interest of Entrée’s shareholders.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to potential agreements with Oyu Tolgoi stakeholders; the resolution of outstanding issues with the Government of Mongolia; and anticipated business activities.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.